UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Allscripts Healthcare Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01988P 10 8

(CUSIP Number)

Michael McAlevey General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 (203) 373-2967	A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 (212) 610-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01988P 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Company 14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 627

	8.	Shared Voting Power Common Stock: 7,077,138

	9.	Sole Dispositive Power 627

	10.	Shared Dispositive Power Common Stock: 7,077,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 7,077,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 17.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 01988P 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDX Systems Corporation 03-0222230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Vermont

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Common Stock: 7,077,138

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Common Stock: 7,077,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 7,077,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 17.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 01988P 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDX Investment Corporation 03-0349421

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Vermont

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Common Stock: 7,077,138

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Common Stock: 7,077,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 7,077,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 17.3%

14.	Type of Reporting Person (See Instructions) CO

This statement to Schedule 13D (this Statement) relates to a Schedule 13D filed on behalf of IDX System Corporation, a Vermont corporation (IDX), with the Securities and Exchange Commission (the SEC) on January 18, 2001 (the Original Schedule 13D), with respect to the Common Stock, par value $0.01 per share, of Allscripts Healthcare Solutions, Inc., a Delaware corporation (the Company), as amended by amendments to the Original Schedule 13D filed on March 20, 2002, February 28, 2005 and July 13, 2005, in each case, on behalf of IDX and IDX Investment Corporation, a Vermont corporation and wholly-owned subsidiary of IDX (IIC), and Amendment No. 4 filed on January 27, 2006 (Amendment No.4), on behalf of General Electric Company, a New York corporation (General Electric), IDX and IIC (collectively, the Reporting Persons). As disclosed in Item 2 of Amendment No. 4,  IDX and IIC became wholly-owned subsidiaries of General Electric on January 4, 2006 as a result of an Agreement and Plan of Merger dated as of September 28, 2005, by and among General Electric, Igloo Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of General Electric, and IDX (the IDX Merger).

Item 4 is hereby amended as follows:

ITEM 4.          PURPOSE OF THE TRANSACTION

On January 8, 2001, pursuant to an Agreement and Plan of Merger (the Channelhealth Merger Agreement) dated as of July 13, 2000, by and among the Company, Allscripts, Inc., Bursar Acquisition, Inc., Bursar Acquisition No. 2, Inc., Channelhealth Incorporated (Channelhealth) and IDX (a majority stockholder of Channelhealth), Bursar Acquisition No. 2, Inc., a wholly owned subsidiary of the Company, merged with and into Channelhealth (the Channelhealth Merger). Channelhealth became a wholly owned subsidiary of the Company and shares of Channelhealth capital stock were exchanged for shares of Common Stock of the Company in accordance with the Channelhealth Merger Agreement.

On January 10, 2002, pursuant to the terms of a Joinder Agreement dated as of September 30, 2001 by and among the Company, IDX and IIC, IDX had recorded on the books and records of the Company’s transfer agent the transfer of all the shares of Common Stock owned by IDX (7,497,838 shares) to IIC.

On June 13, 2002, IIC sold 4,000 shares of Common Stock of the Company at $4.15 per share. On June 14, 2002, IIC sold 6,400 shares of Common Stock of the Company at $4.06 per share. On June 17, 2002, IIC sold 3,900 shares of Common Stock of the Company at $4.06 per share.

On June 16, 2004, IIC sold 12,500 shares of Common Stock of the Company at $7.934 per share. On June 17, 2004, IIC sold 25,000 shares of Common Stock of the Company at $8.1143 per share. On June 18, 2004, IIC sold 50,000 shares of Common Stock of the Company at $8.1455 per share. On June 21, 2004, IIC sold 37,500 shares of Common Stock of the Company at $8.1620 per share. On September 28, 2004, IIC sold 29,000 shares of Common Stock of the Company at $8.5958 per share. On November 15, 2004, IIC sold 53,000 shares of Common Stock of the Company at $9.4906 per share.

On February 17, 2005, IIC sold 22,700 shares of Common Stock of the Company at $11.0123 per share.

On March 11, 2005, IIC sold 17,200 shares of Common Stock of the Company at $14.6281 per share. On May 11, 2005, IIC sold 39,000 shares of Common Stock of the Company at $12.7986 per share. On June 21, 2005, IIC sold 31,000 shares of Common Stock of the Company at $16.1514 per share. On June 30, 2005, IIC sold 89,500 shares of Common Stock of the Company at $16.8199 per share.

As a result of the IDX Merger, IDX and IIC became wholly-owned subsidiaries of General Electric on January 4, 2006.  Prior to the IDX Merger, GE Healthcare Financial Services, a unit of General Electric, had acquitted 627 shares of the Common Stock of the Company.

At the time of the IDX Merger, IDX and the Company were party to that certain Strategic Alliance Agreement, dated as of January 8, 2001. Following the IDX Merger, the Reporting Persons entered into an Amended and Restated Strategic Alliance Agreement dated as of January 18, 2006 (the Amended SAA).

On February 15, 2006, the Company announced its intention to offer 7,300,000 shares of its Common Stock (the Offering), pursuant to a preliminary prospectus supplement filed with the SEC on February 15, 2006 under the Company’s shelf registration statement. On February 21, 2006, the Reporting Persons entered into a Purchase Agreement (the Purchase Agreement) with the Company pursuant to which the Company agreed to repurchase 1,250,000 shares of its Common Stock owned by the Reporting Persons at a price per share equal to 95% of the public offering price per share in the Offering (which is the net price per share that the Company expects to receive in the Offering). Based on the public offering price of $17.75 per share disclosed by the Company in its Final Prospectus Supplement filed with the SEC on February 24, 2006 (the Prospectus Supplement), the Company will repurchase these 1,250,000 shares from the Reporting Persons at a price equal to $16.86 per share, for a total purchase price of approximately $21.1 million. The closing of this repurchase is contingent on the closing of the Offering. Under the terms of the Purchase Agreement, the Reporting Persons have agreed to not sell any of their remaining shares of the Company’s Common Stock until April 24, 2006 (60 days from the date of the Prospectus Supplement), subject to certain exceptions. After completion of the Offering and the repurchase by the Company pursuant to the Purchase Agreement, the Reporting Persons will beneficially own 5,827,765 shares of the Company’s Common Stock or approximately 12.4% of such then outstanding shares (based on 46,998,000 shares of the Company’s Common Stock that the Company expects to be outstanding after the Offering according to the Prospectus Supplement).

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 99.3 to this Statement.

Certain restrictions on the disposition of shares of Common Stock of the Company contained in the Stock Rights and Restrictions Agreement (defined in Item 6 below) expired on January 8, 2006. Accordingly, subject to the 60-day sales restriction, each of General Electric, IDX and IIC reserves the right to dispose of the remaining shares of Common Stock of the Company in accordance with the Stock Rights and Restrictions Agreement.

Item 5 is hereby amended as follows:

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b)  General Electric, IDX and IIC are beneficial owners of 7,077,138 shares of the Company’s Common Stock and General Electric is, in addition, a beneficial owner of another 627 shares of the Company’s Common Stock, which represents, in the aggregate, approximately 17.3% of the outstanding shares of Common Stock of the Company. 7,077,138 of these shares are owned directly by IIC, a wholly-owned subsidiary of IDX, which became a wholly-owned subsidiary of General Electric on January 4, 2006 as a result of the IDX Merger. General Electric and IDX are therefore indirect beneficial owners of 7,077,138 of these shares and have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, such shares. GE Healthcare Financial Services, a unit of General Electric, owns 627 shares of the Company’s Common Stock and, as a result, General Electric has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, those shares. The beneficial ownership percentage amount reported above is based upon 40,873,047 shares of Common

Stock of the Company issued and outstanding as of December 31, 2005, as reported by the Company in the Prospectus Supplement.

(c) Except as described above in Items 4 and 5, which are incorporated herein by reference, none of the Reporting Persons has effected any transactions in shares of Common Stock of the Company during the past 60 days.

(d) None.

(e) Not applicable.

Item 6 is hereby amended as follows:

ITEM 6.                  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

In connection with the Channelhealth Merger, IDX and the Company entered into a Stock Rights and Restriction Agreement, dated as of January 8, 2001 (the Stock Rights and Restriction Agreement), pursuant to which the shares of Common Stock are subject to certain restrictions. On September 30, 2001 the Company, IDX and IIC entered into a Joinder (the Joinder), pursuant to which IIC was added as a party to, and became bound by the terms of, the Stock Rights and Restrictions Agreement.

Pursuant to the Stock Rights and Restrictions Agreement, the Reporting Persons have complete discretion to vote the shares of Common Stock of the Company, unless the matter to be voted on  constitutes a business combination, involves the acquisition of 50% or more of the outstanding stock of the Company, involves the issuance of Common Stock by the Company for cash or involves any acquisition by the Company, in which cases the Reporting Persons have agreed to vote the shares of Common Stock in accordance with the recommendation of the directors of the Company who were directors of the Company prior to January 8, 2001 (or who were elected by such directors); provided, however, that the voting restriction will not apply in any event if the average closing price of the Common Stock for the 90 days prior to the date of such vote is less than $14.5625 (as may be adjusted pursuant to the terms thereof) and the Reporting Persons are not in default under the Merger Agreement or any agreement executed in connection therewith.

Also, pursuant to the Stock Rights and Restrictions Agreement, the Reporting Persons have agreed not to transfer any of the shares of Common Stock of the Company without the prior written consent of a majority of the directors of the Company who were directors of the Company prior to January 8, 2001 (or who were elected by such directors), except under certain limited circumstances set forth in the Stock Rights and Restrictions Agreement. Certain such restrictions on transfer expired on January 8, 2006, and each of GE, IDX and IIC reserves the right to dispose of the shares of Common Stock of the Company in accordance with the Stock Rights and Restrictions Agreement.

Pursuant to the Stock Rights and Restrictions Agreement, so long as the Reporting Persons own 25% of the shares of Common Stock of the Company which it owned immediately following the Merger, the Reporting Persons are entitled to designate one individual to the Company’s board of directors. The Reporting Persons’ initial designee to the Company’s board was Mr. Richard E. Tarrant. Mr. Tarrant also executed the Stock Rights and Restrictions Agreement, in his individual capacity, for the purpose of agreeing not to transfer any shares of Common Stock of the Company owned by him for a period of six months following the effectiveness of the Merger. Mr. Tarrant resigned from the board of directors of the Company on June 6, 2003.

As more fully described in Item 4 above, which is incorporated herein by reference in its entirety, on February 21, 2006, the Reporting Persons entered into the Purchase Agreement with the Company pursuant to which the Company agreed to repurchase 1,250,000 shares of its Common Stock from the Reporting Persons and the Reporting Persons agreed not to dispose of any of their remaining shares of the Company’s Common Stock until April 24, 2006, subject to certain exceptions.

Notwithstanding the execution of the Amended SAA and the Purchase Agreement (as defined in Item 4 above), the Stock Rights and Restrictions Agreement remains in full force and effect in accordance with its terms.

The foregoing descriptions of the Stock Rights and Restrictions Agreement, the Joinder and the Purchase Agreement are qualified in their entirety by reference to such agreements, which are filed as Exhibits 99.1, 99.2 and 99.3 to this Statement.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1*	Stock Rights and Restrictions Agreement, dated as of January 8, 2001, by and between Allscripts Healthcare Solutions, Inc. and IDX Systems Corporation.

99.2*	Joinder, dated as of September 30, 2001, by and among Allscripts Healthcare Solutions, Inc., IDX Systems Corporation and IDX Investment Corporation.

99.3	Purchase Agreement, dated as of February 21, 2006, by and among Allscripts Healthcare Solutions, Inc., General Electric Company, IDX Systems Corporation and IDX Investment Corporation.

A	Joint Filing Statement

* Incorporated by reference to Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 20, 2002.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of March 2, 2006 that the information set forth in this statement is true, complete and correct.

General Electric Company

By:	/s/ Michael McAlevey
Name: Michael McAlevey
Title: Associate Secretary

IDX Systems Corporation

By:	/s/ Vishal K. Wanchoo
Name: Vishal K. Wanchoo
Title: President

IDX Investment Corporation

By:	/s/ Vishal K. Wanchoo
Name: Vishal K. Wanchoo
Title: President

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Amendment No.5 to Schedule 13D is hereby filed on behalf of each of us.

Dated:    March 2, 2006

General Electric Company

By:	/s/ Michael McAlevey
Name: Michael McAlevey
Title: Associate Secretary

IDX Systems Corporation

By:	/s/ Vishal K. Wanchoo
Name: Vishal K. Wanchoo
Title: President

IDX Investment Corporation

By:	/s/ Vishal K. Wanchoo
Name: Vishal K. Wanchoo
Title: President